ZHONGPIN INC.
                         21 Changshe Road, Changge City
                               Henan Province, PRC

                                                              February 2, 2007

VIA EDGAR & FACSIMILE (202-772 -9202)


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Filing Desk
               John Reynolds, Assistant Director,
                Office of Small Business Policy

                  Re:      Zhongpin Inc.
                           Registration Statement on Form S-1
                           REGISTRATION STATEMENT NO. 333-140190

Ladies and Gentlemen:

         Zhongpin Inc. hereby requests that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 2:00 p.m., New York City time, on Friday, February 2, 2007, or as soon thereafter as is practicable.

         In connection with this request, the Company hereby acknowledges that:

                  1. should the Securities and Exchange Commission (the "Commission") or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission shall not be foreclosed from taking any action with respect to the Registration Statement;

                  2. the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

                  3. the Company may not assert the acceleration of the effectiveness of the Registration Statement pursuant to this request as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
February 2, 2007
Page 2


         Please notify Eric M. Hellige of Pryor Cashman Sherman & Flynn LLP at 212-326-0846 when the Registration Statement is declared effective.

                                            Very truly yours,

                                            ZHONGPIN INC.

                                            By: /s/ Xianfu Zhu
                                                -----------------------------
                                               Name: Xianfu Zhu
                                               Title: Chief Executive Officer